File No. __________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION PURSUANT TO SECTIONS 6(b) AND 6(e) OF
THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER
EXEMPTING APPLICANT FROM CERTAIN PROVISIONS OF THAT ACT

of
HS2, LLC
(exact name of applicant as specified in certificate of formation)
HS2, LLC
c/o Hospital for Special Surgery
535 E. 70th St.
New York NY 10021
(Address of principal executive offices)
Copies of All Communications and Orders to:
David Rosenwein HS2, LLC Managing Director c/o Hospital for Special Surgery 535 E. 70th St. New York NY 10021	Todd J. Albert, MD HS2, LLC President c/o Hospital for Special Surgery 535 E. 70th St. New York NY 10021	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, Wisconsin 53202

Page 1 of 17 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on June 6, 2024

TABLE OF CONTENTS
I.	Summary
II.	Statement of Facts
III.	Description of the Company and its Units
A.	Membership in the Company
B.	Units of the Company
C.	Operations of the Company
IV.	Legal Analysis
A.	Status as Employees’ Securities Companies
B.	Analysis Section 6(b) Considerations
C.	Specific Relief
V.	Applicant’s Conditions
VI.	Procedural Matters

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
In the Matter of
HS2, LLC c/o Hospital for Special Surgery 535 E. 70th St. New York NY 10021	Application Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order Exempting Applicant form Certain Provisions of that Act
File No. __________
I. Summary
HS2, LLC, a Delaware limited liability company (the “Applicant” or the “Company”), and together with any Affiliate (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), of the Applicant, hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Company and additional limited partnerships, limited liability companies, corporations, business trusts, or other entities organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction that may in the future be organized for the benefit of any physician-owners of the affiliated practices (each such entity, a “Future Employee Equity Holding Company” and, together with the Company, the “Employee Equity Holding Companies”) from all provisions of the Act and the rules and regulations under the Act, except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”).  With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the Act and the Rules and Regulations, and Rule 38a-1 under the Act, Applicant requests a limited exemption as set forth in this application (the “Application”).
No form having been prescribed for this Application by the Rules and Regulations of the Commission, the Company proceeds under Rule 0-2 of such Rules and Regulations.
The Applicant states that any Employee Equity Holding Company offered in reliance on Rule 6b-1 under the Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.
II. Statement of Facts
The Company is owned by physician-owners who meet the following qualifications: an individual orthopedic surgeon who (collectively, “Eligible Physicians”): (1) is a signatory to the HSSO Declaration of Commitment and Interdependence; (2) is Administration, Research & Teaching paid; (3) maintains an office at Hospital for Special Surgery (“HSS”), an HSS regional location or another location approved by HSS; (4) is an active member in good standing of the Medical Staff of HSS; and (5) is engaged in the professional practice of orthopedic surgery exclusively as, (a) a sole practitioner or a member of a group that is owned by and includes only physicians satisfying the eligibility requirements set forth in the preceding clauses, which practice is administered and managed solely by physicians satisfying such requirements, HSS, or an affiliate of HSS approved in writing by HSS’s Surgeon in Chief and CEO, or (b) an employee of HSS or an affiliate of HSS approved in writing by HSS’s Surgeon in Chief and CEO.  The Company was formed for the purpose of developing, owning and operating a surgeon talent management and services business (the “Business”).  Future Employee Equity Holding Companies would similarly be comprised of Eligible Physicians.
The Company enters into service contracts with HSS (or an HSS affiliate) to provide required surgeon time, expertise, training, recruitment, advisory and oversight services to HSS approved health care-related start-up and other ventures operating outside the HSS service area; in some cases, the Company may receive equity interests in or make investments in such ventures.  The Business and any such investments may be operated or held through one or more divisions or entities that will be owned in whole, or in part, by the Company.

The Company is a joint venture of HSS and certain HSS physicians who qualify as Eligible Physicians and become Company members by investing in the Company (the “Physician Members”).  The Company enables the collaborative pursuit of initiatives that provide strategic and financial value to HSS, the Company and its Physician Members and provides a platform for global business development, innovation and investments.  The Company leverages Physician Member relationships, expertise and reputation to create value and serves to align the interests of HSS and the Physician Members through their collective joint investment, shared risk and coordinated activities.  A dedicated professional manager (the “Managing Director”) oversees the day-to-day operations of the Company.  The Company requires its Physician Members to provide physician advisory and consulting services to the Company (in order to enable the Company to provide such services to the HSS approved ventures) on terms consistent with fair market value (and at such times and places as the Company and the Physician Members shall agree, subject to certain limits, and the Physician Members may face a redemption of their Units on discounted terms if they fail to provide such services.
The Company employees and staff may be employed by the Company, leased from HSS, in exchange for a fair market value fee, or contracted by other service providers.  HSS is required to present certain opportunities to the Company and the Company is required to participate in such opportunities except in certain circumstances.  The Company is also required to present certain opportunities to HSS.
The Company is filing this Application to request an order exempting the Employee Equity Holding Companies, as “employees’ securities companies”, from all provisions of the Act, except as specified herein.  The Company believes such an order is appropriate on the grounds that such exemption is consistent with the protection of investors.
III. Description of the Company and its Units
A.	Membership in the Company
The Company is owned by physician-owners who meet the qualifications for Eligible Physicians.  HSS owns Class B Units representing 10% of the Company, and Physician Members own Class A Units representing 90% of the Company.  Eligible Physicians who purchase Class A Units become Members (owners) of the Company, which, as a limited liability company, does not have shareholders.  A Board of Managers, elected by the Members, governs the Company, with certain powers reserved to the Members.
Specifically, a nine (9) member Board of Managers (the “Board of Managers”) manages the Company, (1) three (3) of whom are elected by the Physician Members, one (1) of whom is the Surgeon in Chief of HSS, who serves in an ex officio capacity, and one (1) of whom is the Associate Surgeon in Chief of HSS, who serves in an ex officio capacity without vote (together, the “Physician Managers”); and (2) four (4) of whom are appointed by HSS (the “HSS Managers”).  Certain major decisions of the Board of Managers require a vote of the majority of the Board of Managers including at least two (2) Physician Managers (other than the Surgeon in Chief and the Associate Surgeon in Chief).  HSS provides certain administrative and/or employee leasing services to the Company in exchange for a fair market value fee under an administrative services agreement.  The Board of Managers meets regularly to identify ventures to which the Company may provide services and/or in which it may invest.
B.	Units of the Company
Transfers of Class A Units among Physician Members are required to be at fair market value, require the consent of HSS and at least two (2) of the Physician Managers other than the Surgeon in Chief and the Associate Surgeon in Chief and require that the transferee be approved by the Board of Managers.  Transferees must be Eligible Physicians and comply with certain requirements set forth in the Company’s Operating Agreement or imposed by law.
The Operating Agreement grants to the Company the right to redeem a Physician Member’s Units upon the occurrence of numerous specified events, including death, disability, retirement, and relocation at a formula value.  The redemption price is discounted by 50% if the redemption is due to the Member’s failure to comply with any of the eligibility requirements, violation of the non-compete provision, involuntary transfer of Class A Units upon divorce or levy in a lawsuit, failure to provide services upon repeated consecutive requests from the Company or other breach of the Operating Agreement.  Such redemption payments may be made in cash or through delivery of a 3-year interest-bearing Company promissory note and are subject to adjustment in the event that the Company effects a transaction (such as a sale of an investment) that produces liquidity for its investors within 12 months after the applicable redemption date.  In such event, the Company pays to the redeemed Physician Member 50% of the incremental value resulting from such liquidity event attributable to the redeemed Class A Units.  If a liquidity event occurs within 12 months of a purchase of Class A Units by a Physician Member, such Physician Member receives only 50% of the amount of any liquidity distribution on such newly acquired Class A Units which is in excess of the portion of the purchase price paid by such Physician Member attributable to the business experiencing the liquidity event.

Distributions are made when there is cash available for distribution to Physician Members.  However, the Company generally makes distributions to provide the Physician Members with sufficient cash to pay any taxes due in connection with their investment in the Company.  Ventures to which the Company may provide services or in which the Company may invest, if any, may be de novo business lines, which may incur significant expenses in their development and operations, and these expenses (including debt service, lease and administrative services fee payments, where applicable) will be paid from the cash funds generated by such ventures.
It is expected that the Board of Managers may authorize the admission of additional Physician Members every two years.  Upon such occurrence, the following options are available: (i) if HSS owns any Class A Units or otherwise owns more than a 10% interest in the Company, HSS will first sell such Class A Units to the new investors so that its percentage interest is reduced to no more than 10% or the Company may redeem a portion of HSS’ interest so that the percentage interest of HSS is reduced to 10% and then sell Class A Units to the new investors; then (ii) if one or more Physician Member(s) owns more than 3% of the outstanding Class A Units, such Physician Member(s) will be required to sell the pro rata portion of his, her or its existing Class A Units exceeding 3% of the outstanding Class A Units to the new investors (but not below 3% of the outstanding Class A Units) or the Company may redeem a portion of Class A Units from such existing Physician Members to reduce such Physician Members’ percentage interest to 3% each and then sell such redeemed Class A Units to the new investors; or (iii) if no Physician Member owns more than 3% of the outstanding Class A Units, (A) each existing Physician Member could be required to sell a pro rata portion of his, her or its existing Class A Units to the new investors or the Company may redeem a portion of Class A Units from such existing Physician Members on a pro rata basis and then sell such redeemed Class A Units to the new investors.
C.	Operations of the Company
The Company was formed for the purpose of developing, owning and operating a surgeon talent management and services Business that provides surgeon time, expertise, training, recruitment, advisory and oversight services to certain health care-related start-up and other ventures approved by HSS that operate outside the HSS service area; the Company may also in certain cases obtain equity in ventures to which it provides services or invest in venture opportunities as approved by HSS.  Specifically, the Company is intended to provide a platform for global business development, innovation and investments that will enable the collaborative pursuit of initiatives that provide strategic and financial value to HSS, the Company and the Physician Members and capitalize on the relationships and reputations of the Physician Members of the Company.  Certain activities and investments may be made through subsidiaries or partially-owned affiliated entities if deemed appropriate by the Board of Managers.
The Board of Managers may take action by a majority vote of the Managers at a meeting where a quorum, which consists of two (2) Physician Managers and two (2) HSS Managers, is present or by unanimous written consent of the Managers, which may be signed via email pursuant to protocols established by the Company.  The Board of Managers will be prohibited from taking certain other important actions unless, in addition, they are also approved by at least two (2) Physician Managers other than the Surgeon in Chief and the Associate Surgeon in Chief, namely:
•	Capital calls beyond the initial commitment;
•	Material amendments of the Operating Agreement; and
•	Waiver of any eligibility criteria for a new Physician Member.

In addition to the heightened Board approval described above, the consent of the Physician Members owning a majority of the Class A Units is also required for any amendment to the Operating Agreement if the amendment will have a material adverse effect on any single Member or a minority group of Members.
A dedicated, full-time professional manager, the Managing Director, oversees the day-to-day operations of the Company.  The Managing Director is employed by HSS and leased on a full-time basis to the Company.  In addition to a direct charge for the Managing Director’s salary and benefits, the Company pays overhead and leasing fees to HSS, calculated as percentages of salary and benefits and established at fair market value by VMG Health, a nationally-recognized independent valuation firm.
The Company has entered into an administrative services agreement with HSS pursuant to which HSS provides certain administrative services to the Company and may lease employees to the Company.  The fees payable for services provided by HSS under the agreement are fair market value as determined by a nationally-recognized independent valuation firm (VMG Health, but subject to change in the future by vote of the Company’s Board of Managers).  The agreement may be terminated or modified if the Company develops its own infrastructure such that it becomes able to operate without HSS’s administrative assistance.
IV. Legal Analysis
The Company is filing this Application requesting an order under Sections 6(b) and 6(e) of the Act exempting the Employee Equity Holding Companies, as “employees’ securities companies” within the meaning of Section 2(a)(13) of the Act, from all provisions of the Act, except as specified herein.  The Company believes that such exemption is consistent with the protection of investors.  The beneficial owners of the Class A Units are, or would be, exclusively current Eligible Physicians and for the reasons set for the below, the Company believes that each of the Employee Equity Holding Companies clearly is, or when organized will be, an “employees’ securities company”.  This Section IV sets forth the Company’s analysis of the Employee Equity Holding Companies as “employees’ securities companies”, the authority of the Commission to grant exemptions under Sections 6(b) and 6(e) of the Act, and the specific relief requested.
Applicant respectfully requests that the Commission issue an Order pursuant to Sections 6(b) and 6(e) of the Act exempting the Employee Equity Holding Companies from all provisions of the Act, except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations thereunder.  With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, Applicant requests a limited exemption as set forth in this Application.
Applicant states that in the event an Employee Equity Holding Company is offered in reliance on Rule 6b-1 under the Act prior to a final determination of the Application by the Commission, such Employee Equity Holding Company will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.
A.	Status as Employees’ Securities Companies
Section 3(a)(1)(C) of the Act provides, in relevant part, that any issuer that is engaged in the business of owning or holding securities, and owns investment securities having a value exceeding 40 percent of its total assets on an unconsolidated basis, is an investment company.  The Company and the Employee Equity Holding Companies would likely be considered investment companies within the meaning of Section 3(a)(1)(C).  The exception from the definition of “investment company” provided by Section 3(c)(1) for companies with fewer than 100 beneficial owners and not contemplating a public offering is currently available to the Company, but the Company anticipates that the number of its physician-owners will increase and exceed 100 in the foreseeable future.  The exception from the definition of “investment company” provided by Section 3(c)(7) of the Act is not available because there are owners of the Company who were not, at the time of acquisition of securities of the Company, “qualified purchasers” within the meaning of Section 3(a)(51) of the Act, and some future physician-owners will not be qualified purchasers at the time they acquire interests in the Company.  While there are other bases for concluding that the Company is not an investment company no other exception under Section 3(c) of the Act appears available for the Company or the Future Employee Equity Holding Companies.
Section 7 of the Act provides, in relevant part, that an investment company may not offer, sell or redeem its securities unless it is registered under Section 8 of the Act.  If the Company and the Future Employee Equity Holding Companies are deemed to be investment companies within the meaning of the Act, they would therefore be subject to registration unless an exemption is available.  Under Section 6(e) of the Act, the Commission, in connection with any Order exempting an investment company from any provision of Section 7 of the Act, may require that certain provisions apply to such company, and to other persons in their transactions and relations with such company, as though the company were registered under the Act, if the Commission deems such requirements necessary or appropriate in the public interest or for the protection of investors.
Section 6(b) of the Act provides that the Commission shall, upon application by an “employees’ securities company”, exempt such company from the Act and the rules and regulations thereunder if and to the extent that such exemption is consistent with the protection of investors. Section 2(a)(13) of the Act defines the term “employees’ securities company” to mean any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned by (a) current or former employees, or persons on retainer, of an employer or two or more employers each of which is an affiliated company of the other, (b) members of the immediate family of such persons, (c) any two or more of the foregoing classes of persons and/or (d) the employer or employers together with any one or more of the foregoing classes of persons.

B.	Analysis Section 6(b) Considerations
Section 6(b) requires the Commission to give due weight to, among other things: the form of organization and the capital structure of the company; the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; the prices at which securities issued by the company will be sold and any applicable sales load; the disposition of the proceeds of the securities issued by the company; the character of securities in which those proceeds will be invested; and the existence of any relationship between the company and the issuers of securities held by the company.  Each of the factors is addressed below.
(1) The form of organization and the capital structure of the company.

The Company and the Future Employee Equity Holding Companies are intended to be pass-through entities meant to maintain the current and future physician-owners’ equity ownership in such entities in an orderly and organized fashion.  They are and will be organized as limited liability companies with units that will constitute profits interests as described above. The Employee Equity Holding Companies do not and will not have indebtedness in their capital structure, and all profits upon a sale (net of expenses) will be distributed to the physician owners.
(2) The persons who will own and control the company’s voting securities.

Physician-owners will own all of the equity in the Employee Equity Holding Companies, other than the Class B Units owned by HSS, with HSS being limited to having a small minority position.
(3) Evidences of indebtedness and other securities.

Currently, the Company does not lend or borrow funds to or from any physician-owner or any other person.  In addition, none of the Employee Equity Holding Companies will have any indebtedness in its capital structure.
(4) The prices at which securities issued by the company will be sold and any applicable sales load.

The purchase price for an offering of Class A Units is determined by a third-party valuation company, which determines the fair market value of the Company.  The Company is required to obtain a new valuation every three years.
(5) The disposition of the proceeds of the securities issued by the company.

The Company uses the proceeds from offerings to redeem interests held by existing Physician Members and for expenses related to an offering.
(6) The character of securities in which those proceeds will be invested.

The Company enters into service contracts with HSS (or an HSS affiliate) to provide required surgeon time, expertise, training, recruitment, advisory and oversight services to HSS approved health care-related start-up and other ventures operating outside the HSS service area.  In some cases, the Company may receive equity interests in or make investments in such ventures.  The Company currently holds equity investments in four companies.
(7) The existence of any relationship between the company and the issuers of securities held by the company.

The Company enters into service contracts with HSS (or an HSS affiliate) to provide required surgeon time, expertise, training, recruitment, advisory and oversight services to HSS approved health care-related start-up and other ventures operating outside the HSS service area; in some cases, the Company may receive equity interests in or make investments in such ventures.  The Business and any such investments may be operated or held through one or more divisions or entities that will be owned in whole, or in part, by the Company.
The Company submits that requiring it to comply with the various provisions of the Act would impose unnecessary burdens upon the Company.  As noted above, the operation of the Company is not likely to result in the abuses designed to be remedied by the Act.  In addition, the Company notes that the limited liability company agreements provide and the limited lability company agreements for any Future Employee Equity Holding Companies will provide, substantial protection to physician-owners by containing specific requirements with respect to matters such as valuations and access to reports.

C.	Specific Relief
(1)	Section 17(a)
Section 17(a) generally prohibits any affiliated person of a registered investment company or any affiliated person of such affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company.
The Applicant requests an exemption from Section 17(a) of the Act to the extent necessary to (a) permit the Company (or any “affiliated person,” as defined in the Act, of the Company), acting as principal, to purchase or sell securities or other property to or from any Employee Equity Holding Company or any company controlled by such Employee Equity Holding Company; and (b) permit an Employee Equity Holding Company to invest in or engage in any transaction with the Company, acting as principal, (i) in which such Employee Equity Holding Company, any entity controlled by such Employee Equity Holding Company or the Company, has invested or will invest, or (ii) with which such Employee Equity Holding Company, any entity controlled by such Employee Equity Holding Company or the Company is or will become otherwise affiliated. Any such transactions to which any Employee Equity Holding Company is a party will be effected only after a determination by the Company that the requirements of Conditions 1, 2 and 6 below have been satisfied.  In addition, these transactions will be effected only to the extent not prohibited by the applicable governing documents.  To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such section is also requested.
The requested relief will not extend to any transactions between an Employee Equity Holding Company and any person who is not an employee, officer or director of the Company.
The Applicant submits that the exemption it seeks from Section 17(a) of the Act will be consistent with the purposes of the Employee Equity Holding Companies and the protection of investors.  Physician Members will be informed in offering materials of the possible extent of the Employee Equity Holding Company’s dealings with the Company and of the potential conflicts of interest that may exist.  The Applicant asserts that, moreover, the community of interest among the Physician Members and the Company will serve to reduce the risk of abuse in transactions involving the Company.
The considerations described above will protect each Employee Equity Holding Company and limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent.  Consistent with the foregoing, the Employee Equity Holding Companies agree to abide by the conditions set forth below to the relief requested from Section 17(a).  In addition, the Applicant, on behalf of the Employee Equity Holding Companies, represents that any transactions otherwise subject to Section 17(a) of the Act, for which exemptive relief has not been requested, would require approval of the Commission.
(2)	Section 17(d) and Rule 17d-1
Section 17(d) of the Act and Rule 17d-1 thereunder prohibit any affiliated person or principal underwriter of a registered investment company, or any affiliated person of such person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission.  The Applicant requests relief to permit affiliated persons of the Employee Equity Holding Companies, or affiliated persons of any such persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which an Employee Equity Holding Company or any company controlled by a Employee Equity Holding Company participates.  The relief requested would permit, among other things, co-investments by the Employee Equity Holding Companies and Physician Members making their own individual investment decisions apart from the Company.  To the extent any of the transactions described under the request for relief from Section 17(a) would come within the purview of Section 17(d), such transactions are incorporated hereunder and relief from such section is also requested.
The Applicant submits that it is likely that suitable investments will be brought to the attention of a Employee Equity Holding Company because of its affiliation with the Company.  The Applicant also submits that the types of investment opportunities considered by a Employee Equity Holding Company often require each investor to make funds available in an amount that may be substantially greater than what a Employee Equity Holding Company may be able to make available on its own.  The Applicant contends that, as a result, the only way in which a Employee Equity Holding Company may be able to participate in these opportunities may be to co-invest with other persons, including its affiliated persons. The Applicant notes that each Employee Equity Holding Company will primarily be organized for the benefit of Physician Members as an incentive for them to remain with the Company and for the generation and maintenance of goodwill.  The Applicant believes that, if co-investments with Company entities are prohibited, the appeal of the Employee Equity Holding Companies would be diminished.
The Applicant asserts that the flexibility to structure co-investments and joint investments will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent.  The Applicant states that the concern that permitting co-investments by the Company and an Employee Equity Holding Company might lead to less advantageous treatment of the Employee Equity Holding Company should be mitigated by the fact that the Company will be acutely concerned with its relationship with the Physician Members and the fact that senior officers and directors of the Company entities will be investing in the Employee Equity Holding Company.  In addition, the Applicant asserts that compliance with Section 17(d) would cause the Employee Equity Holding Company to forgo investment opportunities simply because the Employee Equity Holding Company or any other affiliated person of the Employee Equity Holding Company (or any affiliated person of such affiliated person) made a similar investment.

In summary, the requested relief under Section 17(d) of the Act is necessary in light of the purpose of each Employee Equity Holding Company.  Given the criteria for Physician Members and the conditions with which the Employee Equity Holding Companies have agreed to comply, the requested relief is appropriate in light of the purposes of the Act.
The considerations described above will protect each Employee Equity Holding Company and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent.  Consistent with the foregoing, the Employee Equity Holding Companies agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1.  In addition, the Applicant represents that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.
(3)	Section 17(e) and Rule 17e-1
Section 17(e) of the Act and Rule 17e-1 under the Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company.  The Applicant requests an exemption from Section 17(e) to permit a Company entity that acts as an agent or broker to receive placement fees, advisory fees or other compensation from an Employee Equity Holding Company in connection with the purchase or sale by the Employee Equity Holding Company of securities, provided that, the fees or other compensation are deemed “usual and customary.”  The Applicant states that for the purposes of the Application, fees or other compensation that are charged or received by a Company entity will be deemed “usual and customary” only if (i) the Employee Equity Holding Company is purchasing or selling securities with other unaffiliated third parties, (ii) the fees or other compensation being charged to the Employee Equity Holding Company (directly or indirectly) are also being charged to the unaffiliated third parties, and (iii) the amount of securities being purchased or sold by the Employee Equity Holding Company (directly or indirectly) does not exceed 50% of the total amount of securities being purchased or sold by the Employee Equity Holding Company (directly or indirectly) and the unaffiliated third parties.  The Applicant asserts that, because the Company does not wish to appear to be favoring the Employee Equity Holding Companies, compliance with Section 17(e) would prevent an Employee Equity Holding Company from participating in transactions where the Employee Equity Holding Company is being charged lower fees than unaffiliated third parties also participating in the transaction.  The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that the fees or other compensation paid by an Employee Equity Holding Company to a Company entity are those negotiated at arm’s length with unaffiliated third parties.
Rule 17e-1(b) requires that a majority of directors who are not “interested persons” (as defined in Section 2(a)(19) of the Act) take actions and make approvals regarding commissions, fees or other remuneration.  Rule 17e-1(c) requires the board of directors of an investment company relying on the rule to satisfy the fund governance standards set forth in Rule 0-1(a)(7) (the “Fund Governance Standards”).  The Applicant requests an exemption from Rule 17e-1 to the extent necessary to permit each Employee Equity Holding Company to comply with the rule without having a majority of the directors1 who are not interested persons take actions and make determinations as set forth in paragraph (b) of the rule and without having to satisfy the standards set forth in paragraph (c) of the rule.  The Applicant states that because all the directors or other governing body of an Employee Equity Holding Company will be affiliated persons, without the relief requested, an Employee Equity Holding Company could not comply with Rule 17e-1.  The Applicant states that each Employee Equity Holding Company will comply with Rule 17e-1 by having a majority of the directors (or members of a comparable body) of the Employee Equity Holding Company take such actions and make such approvals as set forth in the rule.  The Applicant states that each Employee Equity Holding Company will otherwise comply with Rule 17e-1.

(4)	Section 17(f)
Section 17(f) of the Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules.  Rule 17f-1 under the Act specifies the requirements that must be satisfied for a registered management investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange.  The Applicant requests relief from Section 17(f) of the Act and subsections (a), (b) (to the extent such subsection refers to contractual requirements), (c) and (d) of Rule 17f-1 under the Act to the extent necessary to permit a Company entity to act as custodian for a Employee Equity Holding Company without a written contract. Since there is a close association between an Employee Equity Holding Company and the Company, requiring a detailed written contract would expose the Employee Equity Holding Company to unnecessary burden and expense. The Applicant also requests relief from the requirement in paragraph (b)(4) of the rule that an independent accountant periodically verify the Employee Equity Holding Company’s assets held by the custodian.  The Applicant believes that, because of the community of interest between the Company and the Employee Equity Holding Companies and the existing requirement for an independent audit, compliance with this requirement would be unnecessary.  Except as set forth above, an Employee Equity Holding Company relying on Rule 17f-1 will otherwise comply with the provisions of the rule.

1 All references to directors or boards of directors of an Employee Equity Holding Company made herein are intended to include the substantial equivalent in respect of an entity that does not have a board of directors.

Section 17(f) of the Act designates the entities that may act as investment company custodians, and Rule 17f-2 under the Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments.  The Applicant requests relief from Section 17(f) of the Act and Rule 17f-2 under the Act to permit the following exceptions from the requirements of Rule 17f-2: (i) an Employee Equity Holding Company’s investments may be kept in the locked files of the Company; (ii) for purposes of paragraph (d) of the rule, (a) employees of the Company will be deemed to be employees of the Employee Equity Holding Companies, an (b) directors, officers or managers of the Company will be deemed to be officers of the Employee Equity Holding Companies; and (iii) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of the Company, each of whom will have sufficient knowledge, sophistication and experience in business matters to perform such examination.  With respect to certain Employee Equity Holding Companies, some of their investments may be evidenced only by operating or partnership agreements, subscription agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated.  The Applicant asserts that, for such an Employee Equity Holding Company, these instruments are most suitably kept in the files of the Company.  The Applicant will comply with all other provisions of Rule 17f-2.
(5)	Section 17(g) and Rule 17g-1
Section 17(g) of the Act and Rule 17g-1 under the Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds.  Rule 17g-1 requires that a majority of directors who are not interested persons of a registered investment company take certain actions and give certain approvals relating to fidelity bonding.  Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors.  Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more parties from the prohibitions on joint transactions contained in Section 17(d) of the Act and the rules thereunder.
The Applicant requests relief to the extent necessary to permit the Company’s governing body, who may be deemed interested persons, to take actions and make determinations as set forth in the rule.  The Applicant also requests an exemption from the requirements of: (i) paragraph (g) of Rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors; (ii) paragraph (h) of the rule relating to the appointment of a person to make the filings and provide the notices required by paragraph (g); and (iii) paragraph (j)(3) of the rule relating to compliance with the Fund Governance Standards.  The Employee Equity Holding Companies will comply with all other requirements of Rule 17g-1.
The Applicant states that, because the governing body of the Company will be affiliated persons, an Employee Equity Holding Company could not comply with Rule 17g-1 without the requested relief.  In light of the purpose of the Employee Equity Holding Companies, and the community of interest among the Employee Equity Holding Companies and between the Employee Equity Holding Companies and the Company, the Applicant believes that little purpose would be served by this requirement even if it were feasible.
The Applicant believes that the filing requirements are burdensome and unnecessary as applied to the Employee Equity Holding Companies. The Company will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of Rule 17g-1 and agree that all such materials will be subject to examination by the Commission and its staff.  The Company will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the rule.  The Applicant submits that no purpose would be served in complying with the requirements of the rule related to filing information with the Commission.  While filing information related to fidelity bonds may serve to protect public investors, as employees’ securities companies, the Employee Equity Holding Companies will not have public investors.  Exempting the Employee Equity Holding Companies from these provisions does not diminish investor protections, as Physician Members will receive the protections offered by the Employee Equity Holding Companies compliance with other provisions of Rule 17g-1.  Moreover, the Employee Equity Holding Companies will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.
In addition, the Applicant maintains that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Employee Equity Holding Companies do not and will not have independent boards of directors.  The governing body of the Company will be the functional equivalent of the board of directors of an investment company.
For the same reasons, the Applicant believes that the requirements relating to disinterested directors and their counsel in paragraph (j)(3) of Rule 17g-1 are burdensome and unnecessary as applied to the Employee Equity Holding Companies.  As discussed above, the Employee Equity Holding Companies will have no boards of directors, and therefore it is not feasible to require the approval of joint fidelity bonds by disinterested directors of the Employee Equity Holding Companies.  Moreover, in light of the purpose of the Employee Equity Holding Companies and the community of interest among the Employee Equity Holding Companies and between the Employee Equity Holding Companies and the Company, the Applicant believes that little purpose would be served by this requirement even if it were feasible.  The Applicant also states that each Employee Equity Holding Company will otherwise comply with Rule 17g-1.  The fidelity bond of each Employee Equity Holding Company will cover Company employees who have access to the securities and funds of the Employee Equity Holding Companies.

(6)	Section 17(j) and Rule 17j-1
Section 17(j) of the Act and paragraph (b) of Rule 17j-1 under the Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company.  Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions.  The Applicant requests relief from Section 17(j) and the provisions of Rule 17j-1, except for the antifraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to the Employee Equity Holding Companies.  Requiring each Employee Equity Holding Company to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time consuming and expensive and would serve little purpose in light of, among other things, the community of interest among the participants in the Employee Equity Holding Companies by virtue of their common association with the Company and the substantial and largely overlapping protections afforded by the conditions with which such Employee Equity Holding Companies have agreed to comply.  The Applicant believes that the requested exemption is consistent with the purposes of the Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Employee Equity Holding Company.
(7)	Sections 30(a), (b), (e) and (h)
The Applicant requests an exemption from the requirements in Sections 30(a), 30(b) and 30(e) of the Act, and the rules promulgated thereunder, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements.  The Applicant contends that the forms prescribed by the Commission for periodic reports have little relevance to the Employee Equity Holding Companies and would entail administrative and legal costs that outweigh any benefit to the Member Physicians.  The Applicant requests relief to the extent necessary to permit each Employee Equity Holding Company to report annually to its Physician Members as described herein.  The Applicant also requests an exemption from Section 30(h) of the Act to the extent necessary to exempt the Company, any board of managers or directors or committee of Company employees to whom the Company may delegate its functions, and any other persons who may be deemed to be members of an advisory board of an Employee Equity Holding Company, or any other persons otherwise subject to Section 30(h), from filing Forms 3, 4 and 5 under Section 16(a) of the Exchange Act with respect to their ownership in an Employee Equity Holding Company.  The Applicant asserts that, because there will be no trading market and the transfers of Unites will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.
(8)	Rule 38a-1
. Rule 38a-1 requires that every registered investment company adopt and implement written compliance policies and procedures and review those policies and procedures annually.  Rule 38a-1 also requires the designation of a chief compliance officer, and requires the chief compliance officer to report directly to the fund’s board.
Each Employee Equity Holding Company will comply with Rule 38a-1(a), (c) and (d), except that (i) since the Employee Equity Holding Company does not have a board of directors, the governing body of the Company will fulfill the responsibilities under the rule, and (ii) since the governing body of the Company does not have any disinterested members, (a) approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained, and (b) the Employee Equity Holding Companies will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the governing body of the Company as constituted.
Each Employee Equity Holding Company will adopt written policies and procedures reasonably designed to prevent violations of the terms and conditions of this Application, will appoint a chief compliance officer and will comply with the terms and conditions of this Application.

V. Applicant’s Conditions
The Applicant agrees that any order granting the requested relief will be subject to the following conditions:
1.
Each proposed transaction involving an Employee Equity Holding Company otherwise prohibited by Section 17(a) or Section 17(d) of the Act and Rule 17d-1 under the Act to which an Employee Equity Holding Company is a party (the “Section 17 Transactions”) will be effected only if the Company determines that (i) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Physician Members and do not involve overreaching of the Employee Equity Holding Company or its Physician Members on the part of any person concerned, and (ii) the Section 17 Transaction is consistent with the interests of the Physician Members, the Employee Equity Holding Company’s organizational documents and the Employee Equity Holding Company’s reports to its Physician Members.
In addition, the Company will record and preserve a description of all Section 17 Transactions, the Company’s findings, the information or materials upon which the findings are based and the basis for the findings.  All such records will be maintained for the life of the Employee Equity Holding Company and at least six years thereafter and will be subject to examination by the Commission and its staff.  Each Employee Equity Holding Company will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2.
The Company will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Employee Equity Holding Company or any affiliated person of such person, promoter or principal underwriter.

3.
The Company will not invest the funds of any Employee Equity Holding Company in any investment in which an Affiliated Co-Investor (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment transaction involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Employee Equity Holding Company and an Affiliated Co-Investor are participants (each such investment, a “Rule 17d-1 Investment”), unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (i) gives the Company sufficient, but not less than one day’s, notice of its intent to dispose of its investment, and (ii) refrains from disposing of its investment unless the Employee Equity Holding Company has the opportunity to dispose of the Employee Equity Holding Company’s investment prior to or concurrently with, on the same terms as and pro rata with, the Affiliated Co-Investor.  The term “Affiliated Co-Investor” with respect to any Employee Equity Holding Company means any person who is (i) an “affiliated person” (as such term is defined in Section 2(a)(3) of the Act) of the Employee Equity Holding Company, (ii) the Company, (iii) an officer or director of the Company, (iv) an Eligible Physician, or (v) an entity in which Company has a capacity to control the sale or other disposition of the entity’s securities.  The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor (i) to its direct or indirect wholly owned subsidiary, to any company (a “Parent”) of which the Affiliated Co-Investor is a direct or indirect wholly owned subsidiary or to a direct or indirect wholly owned subsidiary of its Parent, (ii) to immediate family members of the Affiliated Co-Investor or a trust or other investment vehicle established for any Affiliated Co-Investor or any such immediate family member, or (iii) when the investment is comprised of securities that are (a) listed on a national securities exchange registered under Section 6 of the Exchange Act, (b) NMS stocks pursuant to Section 11A(a)(2) of the Exchange Act and Rule 600(a) of Regulation NMS thereunder, (c) government securities as defined in Section 2(a)(16) of the Act or other securities that meet the definition of “Eligible Security” in Rule 2a-7 under the Act, or (d) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.
The Company will maintain and preserve, for the life of the Employee Equity Holding Companies and at least six years thereafter, such accounts, books and other documents constituting the record forming the basis for the unaudited financial statements that are to be provided to the Physician Members, and agree that all such records will be subject to examination by the Commission and its staff.

5.
Within 120 days following the close of each fiscal year (subject to the receipt   of all necessary reporting information from businesses in which the Company has invested), the Company will provide the Physician Members with Schedule K-1 containing information as to their share of  income and losses of the Company, as well as certain other information, which will be sufficient to  prepare their individual federal income tax returns.

6.
If an Employee Equity Holding Company makes purchases or sales from or to an entity affiliated with the Employee Equity Holding Company by reason of an officer, director or employee of a Company entity (i) serving as an officer, director, general partner, manager or investment adviser of the entity, or (ii) having a 5% or more investment in the entity, such individual will not participate in the Employee Equity Holding Company’s determination of whether or not to effect the purchase or sale.

VI. Procedural Matters
Pursuant to Rule 0-2(f) under the Act, the Applicant states that its address is as indicated on the cover page of this Application.  The Applicant further states that all written communications concerning this Application should be directed to:
Peter D. Fetzer
Foley & Lardner LLP
777 East Wisconsin Avenue, Suite 3800
Milwaukee, Wisconsin 53202
pfetzer@foley.com
The Applicant requests that the Commission issue the requested order pursuant to Rule 0-5 under the Act without a hearing being held.
Pursuant to Rule 0-2(c)(1) under the Act, the Applicant states that under the provisions of the Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its officers or other governing body, as applicable.  The Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.
For the foregoing reasons, the Applicant requests that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the Act granting the Applicant the relief sought by this Application.
The Applicant named below has caused this Application to be duly signed on its behalf on May 24, 2024.  The certification required by Rule 0-2(c)(1) under the Act is attached as Exhibit A of this Application, and the verification required by Rule 0-2(d) under the Act is attached as Exhibit B of this Application.
[Signature follows on the next page.]

Based on the facts, analysis and conditions in the application, Applicant respectfully requests that the Commission issue the Order under sections 6(b) and 6(3) of the Act granting the relief requested by this application.
HS2, LLC By: /s/ Todd J. Albert Todd J. Albert President

Exhibit A
Authorization
The undersigned, being a duly appointed officer of HS2, LLC, does hereby certify that this Application is signed by Todd J. Albert, President of HS2, LLC, pursuant to the general authority vested in him as such under his appointment as President of HS2, LLC.
IN WITNESS WHEREOF, I have set my hand this May 24, 2024.
HS2, LLC By: /s/ Todd J. Albert Todd J. Albert President

Exhibit B
Verification
The undersigned states that he has duly executed the foregoing Application, dated May 24, 2024, for and on behalf of HS2, LLC, that he is the President of HS2, LLC, and that all actions by members and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Dated: May 24, 2024
HS2, LLC By: /s/ Todd J. Albert Todd J. Albert President